UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of _August, 2004

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated August 20, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: August 20, 2004                       /s/ Jose Luis Riera
                                            --------------------------
                                            Name: Jose Luis Riera
                                            Title: Attorney in fact

                                            /s/ Fernando Cabrera
                                            --------------------------
                                            Name: Fernando Cabrera
                                            Title: Attorney in fact

[LOGO] IUSACELL                                               INVESTOR CONTACTS

                                                             Jose Luis Riera K.
                                                        Chief Financial Officer
                                                                 5255-5109-5927

                                                                J.Victor Ferrer
                                                                Finance Manager
                                                                 5255-5109-5927
                                                        vferrer@iusacell.com.mx

Iusacell signs final contract with Unefon

Mexico City, August 20, 2004.- Grupo IUSACELL, S.A. de C.V. [BMV y NYSE: CEL], and Operadora Unefon, S.A. de C.V., principal subsidiary of Unefon, S.A. de C.V. [BMV: UNEFON] signed the final contract and annexes that define the technical aspects involved in providing exchange capacity and roaming services.

The contract period is 10 years, during which time both companies will exchange services in regions 2, 3, 4, 5, 6, 7, 8 and 9 of Mexico.

The current contract has been approved by both the related parties committee and the board of directors of Grupo Iusacell.

Both companies are ready to begin exchanging services.

"We believe this contract will benefit Iusacell customers allowing for an increase in company capacity and service coverage," said Gustavo Guzman, CEO of Grupo Iusacell.

                             **********************

About Iusacell
Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

                                      * * *

Legal Disclaimer
Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.